UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On February 22, 2018, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held its Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”). The proxy statement for the Extraordinary Meeting (the “Proxy Statement”) was filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 to its Report on Form 6-K on December 28, 2017, and is incorporated herein by reference. The proposal set forth in the Proxy Statement and put before the shareholders did not obtain sufficient positive votes required for approval.

In addition, on February 22, 2018, Genoptix, Inc., (“Genoptix”) has issued a notice to the Company that they are terminating the merger agreement effective immediately, but Genoptix has indicated that they remain interested in pursuing alternative options to consummate a transaction with Rosetta.

Under the merger agreement, Rosetta will be required to deliver to Genoptix an unsecured promissory note promising to reimburse a total of $750,000 of Genoptix’s expenses in three monthly installments, with the first installment due March 22, 2018.

The Company has also issued a press release on the matter, a copy of which is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated February 23, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: February 23, 2018	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer